NIXON PEABODY LLP

Daniel McAvoy

Partner

T 212-940-3112

dmcavoy@nixonpeabody.com

437 Madison Avenue
New York, NY  10022-7039

212-940-3000

June 30, 2017

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn. Anne Nguyen Parker, Esq., Assistant Director

Re: RSE Collection, LLC
Draft Offering Statement on Form 1-A
Submitted May 25, 2017
CIK No. 1688804

Ladies and Gentlemen:

This letter sets forth the response on behalf of RSE Collection, LLC (the “Company”) to your letter, dated June 21, 2017, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Draft Offering Statement on Form 1-A (CIK No. 1688804) submitted on May 25, 2017 (the “Offering Statement”).  For your convenience, the comments are reproduced below before the Company’s answers.  Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined are used with the meanings assigned to such terms in the Offering Statement.

General

1. We note that you are offering a “series” security which represents the indirect investment in an underlying asset, in this case a 1969 Ford Mustang Boss 302, and not an investment in the company as a whole.  In light of this, please provide a detailed explanation of the financial information you intend to provide related to each individual series so that investors in the series can assess the performance of their investment.  We may have additional comments upon review of your response.

U.S. Securities and Exchange Commission

June 30, 2017

For guidance regarding series which are not separate legal entities, refer to Securities Act Sections Compliance and Disclosure Interpretation 104.01.

Consistent with the Securities Act Sections Compliance and Disclosure Interpretation 104.01, the Company intends to provide applicable disclosures in its Forms 1-K, 1-SA, and 1-U, and in any subsequent reports under the Securities Exchange Act of 1934, as amended, on a Company basis, as well as on a series basis for each series of the Company whose securities have been qualified under Regulation A, including company-level and series-level (1) balance sheets, statements of operations, statements of changes in members’ equity, statements of cash flows and audit opinions, as applicable, (2) business and property descriptions, (3) risk factor disclosures, if applicable and (4) evaluations and disclosure about the effectiveness of disclosure controls and procedures and internal controls and procedures, to the extent required for the Company on the applicable form.

2. Please disclose whether you contemplate conducting concurrent or subsequent crowdfunding offerings for this series using the Rally Rd. funding portal in reliance on the exemption in Securities Act section 4(a)(6).  We note in this regard the first full risk factor on page 10.

The Company does not intend to conduct concurrent or subsequent crowdfunding offerings using the Rally Rd. funding portal in reliance on the exemption in Securities Act section 4(a)(6) or Regulation CF.  The first full risk factor on page 10 has been deleted.

3. Purchasers in this offering are entitled to rely on your disclosure and counsel’s opinion regarding the legality of the offering.  Please revise the last risk factor on page 19 and the representation in section 5(i) of the Subscription Agreement.

The last risk factor on page 19 has been revised as follows:

“Conflicts between the Legal Counsel, the Company and the RSE Parties.

The counsel of the Company is also counsel to the Manager and its affiliates (“Legal Counsel”), and may serve as counsel with respect to other series of interests (collectively, the “RSE Parties”). Because Legal Counsel represents both the Company and the RSE Parties, certain conflicts of interest exist and may arise. To the extent that an irreconcilable conflict develops between the Company and any of the RSE Parties, Legal Counsel may represent the RSE Parties and not the Company or the Series of Interests. Legal Counsel may, in the future, render services to the Company or the RSE Parties with respect to activities relating to the Company as well as other unrelated activities. Legal Counsel is not representing any prospective Investors of the Series

U.S. Securities and Exchange Commission

June 30, 2017

#69BM1 Interests in connection with this Offering and will not be representing the members of the Company other than the Manager, although the prospective Investors may rely on the opinion of legality of Legal Counsel provided at Exhibit 12.1. Prospective Investors are advised to consult their own independent counsel with respect to the other legal and tax implications of an investment in the Series #69BM1 Interests.”

Furthermore, the representation in Section 5(i) of the Subscription Agreement has been revised as follows:

“(i) The Purchaser is not relying on the Company, the Manager, the Broker or any of their respective employees or agents with respect to the legal, tax, economic and related considerations of an investment in the Series #69BM1 Interests, other than with respect to the opinion of legality of legal counsel provided at Exhibit 12.1 to the Offering Circular, and the Purchaser has relied on the advice of, or has consulted with, only its own advisors, if any, whom the Purchaser has deemed necessary or appropriate in connection with its purchase of the Series #69BM1 Interests.”

Offering Summary, page 2

4. Please disclose here and in Description of Interests Offered that the purchase of series units in this offering is an investment only in the specific series and not an investment in RSE Collections, LLC as a whole.

The Company has added the following language to the “Securities offered” section of the Offering Summary, as well as the Description of Interests Offered: “The purchase of membership interests in Series #69BM1 of the Company is an investment only in Series #69BM1 and not an investment in the Company as a whole.”

Risk Factors, page 7

5. Please add risk factors describing the attendant risks because an investment in a series is not an investment in you as whole and because investors in the series do not have rights or interests in the underlying asset.

An additional risk factor has been added which reads as follows:

“An investment in the Offering constitutes only an investment in the Series and not in the Company or the Underlying Asset.

A purchase of Interests in the Series does not constitute an investment in either the Company or the Underlying Asset directly. This results in

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June 30, 2017

limited voting rights of the Investor, which are solely related to the Series. These limited rights are described in greater detail in “Description of Interests Offered” and “Risk Factors – Risk Related to Ownership of Our Interests – Lack of Voting Rights”. Investors will have voting rights only with respect to certain matters, primarily relating to amendments to the Operating Agreement that would adversely change the rights of the interests and removal of the Manager for “cause”. The Manager and the Asset Manager thus retain significant control over the management of the Company and the Underlying Asset.  Furthermore, because the Interests in the Series do not constitute an investment in the Company as a whole, holders of the Interests in the Series will not receive any economic benefit from, or be subject to the liabilities of, the assets of any other Series of Interest.  In addition, the economic interest of a holder in the Series will not be identical to owning a direct undivided interest in the underlying Series Asset because, among other things, the Series will be required to pay corporate taxes before distributions are made to the holders, and the Asset Manager will receive a fee in respect of its management of the Series Asset.”

Market Assessment, page 26

6. You state that “Hagerty has reviewed the Series Boss Mustang and has independently rated it to be a Condition 2+ asset.”  You also attribute to The Hagerty Group portions of the valuation discussion on pages 26-27 and the market data on page 47.  Please file the consent of The Hagerty Group or explain to us why this consent is not required.  Refer to Item 17(11) to Part III of Form 1-A.

The references to The Hagerty Group (“Hagerty”) on pages 26 and 27 have been deleted.  Consistent with Question 141.02 of the Securities Act Sections Compliance and Disclosure Interpretations, the Company has determined not to include this information. References to Hagerty on page 47 and elsewhere throughout the Offering Statement relate to publicly-available reports prepared by Hagerty which discuss the market for collectible automobiles generally and which are available publicly in numerous generally available articles.  We thus respectfully submit that the third party attributed disclosure in these portions of the Offering Statement is not expertized disclosure requiring a consent pursuant to Item 17(11) of Part II of Form 1-A. The consent requirements of Item 17(11) of Par II of Form 1-A are directed at circumstances in which an issuer has engaged a third party expert or counsel to prepare or certify a valuation, opinion or other report specifically for use in connection with the Offering Statement. By contrast, the information and reports referenced by the Company on page 47 and elsewhere in Offering Statement were not prepared specifically for the Company, and the information in these reports is generally available to the public; they are regularly prepared and widely available industry reports and information which were not prepared at the request of the Company or in connection with the Company’s offering and are not in any manner

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June 30, 2017

specific to the Company or the offering.  These reports were not initiated, prepared or conducted at the request of the Company for inclusion in the Offering Statement or otherwise, and thus we do not believe an expert consent is required with respect to these references.

Plan of Distribution and Subscription Procedure, page 32

7. Please clarify in the last paragraph on page 36 and in the offering summary that escrowed funds will be returned “promptly” to the extent the offering is terminated without closing or a prospective investor’s subscription is not accepted.  Refer to Exchange Act Rule 15c2-4(b).

These references have been revised to state that escrowed funds will be returned promptly.

Asset selection, page 41

8. Please briefly clarify what you mean by “securitization” of assets on the Rally Rd. platform.

The referenced language has been revised to read as follows:

“Tier 4: current acquisition lists of assets where the Manager and the Company are proactively searching for particular examples to present as opportunities for investment on the Rally Rd.TM Platform through RSE Collection.  Tier 4 lists include what we believe to be the most desirable assets in the collector automobile market at any time.”

Material United States Tax Considerations

Taxation of each Series of Interests as a “C” Corporation, page 63

9. Please disclose whether the election to be taxed as a “C” corporation could be changed at the sole discretion of the manager.  Additionally, to the extent material, please revise the second to last risk factor on page 11 to describe the risks of uncertain tax treatment of series LLC interests if the parent company elects to be taxed as a partnership.

The Operating Agreement provides in Article IX that “[t]he Company will make an election on IRS Form 8832 for each series to be treated as an association taxable as a corporation under Subchapter C of the Code and not as a partnership under Subchapter K of the Code.”  While the Manager has the authority to make certain tax elections pursuant to Section 5.1(b), the Company interprets this as authority to make tax elections that do not conflict with the language in Article IX.  In addition, Section 12.2 of the Operating Agreement provides that the Manager does not have the authority to amend the Operating

U.S. Securities and Exchange Commission

June 30, 2017

Agreement if such amendment materially adversely affects the rights of the Investors.  We anticipate that changing the tax election so that the Company is taxed as a partnership would have a material adverse effect on the Investors, since this would result in a sale of the underlying asset for tax purposes, resulting in significant tax liability to the holders of the Interests.  As a result, the Manager does not believe it has the authority to cause the tax election of any series to be changed.  Furthermore, we believe it would be confusing, and possibly misleading, to investors to include disclosure regarding a remote possibility of partnership tax treatment when the Company fully intends for each Series to be taxed as a corporation and does not believe it will be permitted to shift this treatment to partnership taxation.

If you have any questions, please feel free to call me at (212) 940-3112 or e-mail me at dmcavoy@nixonpeabody.com.  Thank you.

Very truly yours,

/s/ Daniel McAvoy

Daniel McAvoy

cc:

J. Nolan McWilliams, Esq.

Kristin Shifflett

Theresa Brillant

Christopher Bruno, President, RSE Markets, Inc.

Max Niederste-Ostholt, Chief Financial Officer, RSE Markets, Inc.

Steven Kreit, EisnerAmper LLP

Tiana Butcher, Esq.